SOLAR SYSTEMS LTD.
10 Dartmouth Road
Neptune, NJ  07753

March 11, 2011

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.,
Washington, D.C. 20549

Ladies and Gentlemen:

RE:           Solar Systems Ltd. Request to Withdraw Registration Statement on Form S-1
(File No. 333-158271) Filed: March 30, 2009

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Solar Systems Ltd. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the immediate withdrawal of the Registrant’s registration statement on Form S-1 (File No. 333-158271), together with all exhibits thereto (collectively, the “Registration Statement”).  The Registration Statement was filed with the Commission on March 30, 2009.

The Registrant submits this request for withdrawal as it does not intend to pursue the contemplated public offering at this time.   The Registrant confirms that no securities have been or will be distributed, issued or sold pursuant to the Registration Statement or the prospectus contained therein.  The Registrant also acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement.  However, the Registrant requests, in accordance with Rule 457(p) under the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account to be offset against the filing fee for any future registration statement or registration statements.    The Registrant is seeking withdrawal of the Registration Statement because of the loss of the Registrant’s core asset for which the Registrant was seeking to raide funding.

The Registrant reserves the right to undertake one or more subsequent private offerings in reliance on Rule 155(c) of the Securities Act.

Please send copies of any written order granting withdrawal of the Registration Statement that the Commission may issue to the undersigned at the address above on this letter with a copy to the Registrant’s counsel, W. Scott Lawler, Esq., by facsimile to (866) 506-8877.  If you have any questions with respect to this matter, please contact W. Scott Lawler, Esq. at 888-675-0888.

Yours truly,
SOLAR SYSTEMS LTD.

By: /s/ Clifford L. Winsor
      Clifford L. Winsor
      Chief Executive Officer